

June 29, 2010

By U.S. Mail and facsimile to 219-647-6100

Mr. Robert C. Skaggs, Jr.
Chief Executive Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

> **Re:** **NiSource Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-16189**

Dear Mr. Skaggs:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 42

Goodwill, page 44

1. Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill. Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 33-8350. For example, identify the reporting unit at which you test goodwill for impairment. In addition, you should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should disclose:

    - Percentage by which the fair value of the reporting unit exceeded carrying value as of the date of the most recent test;
    - Description of the methods and key assumptions used and how the key assumptions were determined;
    - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible if the valuation model assumes recovery from a business downturn within a defined period of time; and
    - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements, page 85

8. Regulatory Matters, page 99

2. Please distinguish for us the amounts recorded for unrecognized pension benefits and other postretirement benefit costs, and other postretirement costs. Further, explain to us how each asset meets the recognition criteria under FASB ASC 980-340-25-1.

3. Please explain to us and disclose the nature of "post-in service carrying charges."

12. Pension and Other Postretirement Benefits , page 116

4.   Please explain to us how you determined your long-term expected return assumption on plan assets of 8.75% and concluded that the rate used is reasonable. Please be detailed in your analysis and include a summary for us by asset class of your actual long-term returns for the life of such assets. Please tell us whether you used a geometric or arithmetic mean to compute your expected long-term return. Contrast your returns with benchmarks for similar asset classes. See FASB ASC 715-30-35-47. We may have further comment.

14. Common Stock, page 124

5.   Please disclose the amount of retained earnings restricted or free of restrictions. See Rule 4-08(e) of Regulation S-X.

Item 9A. Controls and Procedures, page 155

6.   You state that your management including your Chief Executive Officer and Principal Financial Officer evaluated your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act with the time period required. Please also state whether these same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is <u>accumulated and communicated</u> to its management, including its chief executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief